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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                Commission File Number: 0-8918

                          NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K [_] Form 11-K [_] Form 20-F [_] Form 10-Q
              [_] Form N-SAR

              For Period Ended:  December 31, 2000

              [_] Transition Report on Form 10-K
              [_] Transition Report on Form 10-Q
              [_] Transition Report on Form 20-F
              [_] Transition Report on Form N-SAR
              [_] Transition Report on Form 11-K
              For the Transition Period Ended:__________________________

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      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                 ===========================================

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        Part I. REGISTRANT INFORMATION

      Full name of registrant: Carnegie International Corporation

      Former name if applicable _____________________________________________

      11350 McCormick Road, Executive Plaza #3, Suite 1001
      Address of principal executive office (Street and number)

      Hunt Valley, Maryland 21031
      City, State and Zip Code


                       Part II. RULE 12b-25 (b) and (c)

            If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box).

      [X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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      [X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [_]   (c) The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.


                              Part III. NARRATIVE

            State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not be filed within the prescribed time period.
            (Attached extra sheets if needed.)

            Due to scheduling difficulties the Company has not been able to provide its Independent Audit firm the required information in time to meet the filing date of March 31, 2001. The Company expects to file within the prescribed time provided under Part ll RULE 12b-25 (b)for its year 2000 10KSB filing.


                          Part IV. OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification:

            Lowell Farkas          410                            785-7400
            (Name)             (Area Code)                   (Telephone Number)

            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the
answer is no, identify report(s).   [X] Yes   [_] No

            (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                    [X] Yes   [_] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.


CARNEGIE INTERNATIONAL CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2000                     By:  /s/ Lowell Farkas
                                              ---------------------------------
                                              Lowell Farkas
                                              President
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                          PART IV. OTHER INFORMATION
                                  EXPLANATION


(3) The Company expects to take a charge for Goodwill due to the previously reported down turn in the business of the Company's wholly owned subsidiary, Paramount International Telecommunications, Inc. Until the audit is completed the Company cannot provide a reasonable estimate, except it anticipates the charge will be significant.